BRYAN R. CLARK, PC                         5915 Edmond ST., Suite 125 · LAs Vegas NV 89118                                                                 Phone: 702.527.5277 · EMAIL: bclark@clarklg.com ___________________________________________________________________________________

VIA EDGAR

December 20, 2016

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:      CapWest Income LLC

Offering Statement on Form 1-A

Filed October 6, 2016

Your File No. 024-10620

Dear Ms. Gupta Barros:

We write on behalf of CapWest Income LLC (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated December 19, 2016, by Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities, commenting on the Company’s Form Offering Statement on Form 1-A/A, filed December 1, 2016.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.	We note your response to comment 2 of our letter, and we have referred it to the Division of Investment Management for further review.

Response: We understand that you have referred our response to comment 2 in your previous letter to the Division of Investment Management. We await their approval or comments.

Financial Statements, page 24

2.	It is not clear why you have removed the audited statements of operations, members’ equity, and cash flows for the period from June 6,2016 (“Inception”) through June 30, 2016. Please revise to include these audited statements and the unaudited statements for the period ended September 30, 2016.

Response: We have revised the financials to include the audited and unaudited statements for the period ended September 30, 2016.

Exhibit 1A-11

3.	We note that the auditor’s consent does not include reference to the use of their name in the disclosure under the heading “Interest of Named Experts and Council”. Please obtain and file a consent from your auditor that references both their audit report and the reference to the their name in the disclosure under the heading “Interest of Named Experts and Council”.

Response: We have obtained a consent and amended the Offering Statement that includes the Auditor’s reference to their audit report and use of their name under the heading “Interest of Named Experts and Council”.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

Bryan Clark

Enclosure (Acknowledgment by the Company)

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